Mail Stop 0305
      May 26, 2005


Puneet Sharan
President and Chief Executive Officer
Boulder Creek Explorations, Inc.
1450 Sasamat Street
Vancouver, BC Canada V6R4G4

Re:	Boulder Creek Explorations, Inc.
	Form SB-2/A filed April 20, 2005
	File No. 333-121360

Dear Mr. Sharan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In order to contribute to the ease of our review, in addition to amending your document, please incorporate any additional information or explanations that we have requested for our understanding, directly into your response letter.

2. We note your response to comment four and reissue the comment.
If
Mr. Sharan will be involved in the distribution of the shares to be sold under this registration statement, and the current offering is scheduled to take place before October 2005, it appears that he would fall outside the scope of Rule 3a4-1.

Dealer Prospectus Delivery Obligation, page 5

3. Please reposition this legend to the outside back cover.

If we do not obtain additional funding, page 8

4. Please revise to estimate how much funding would be necessary to place the properties in commercial operation in the event minerals are found so that investors can gauge how much additional funds you might require.

If we do not conduct mineral explorations on our mineral claims, page
9

5. Update the last sentence since it is now after April 8, 2005.

Management`s Discussion and Analysis, page 26

6. We note your response to comment 36 and partially reissue the comment. Please revise to describe your plan of operation for the next twelve months.

Off-Balance Sheet Arrangements, page 28
7. Please revise the disclosure provided in this section of your document to discuss the nature of the "Claim" to which the option agreement in place with the Company`s sole officer and director relates.
8. As your option agreement requires that your company incur minimum exploration expenditures of $15,000 by September 2005, yet your company has not begun any exploration and is dependent upon this proposed offering to obtain the funding for the required amount of exploration, please expand your disclosures to discuss any alternative plans your company has for maintaining the availability of this option agreement. If your company intends to or is able to renegotiate the expenditure requirements or the timing of such requirements, since your option agreement is held with a related party, please specifically disclose this fact.

Results of Operations, page 29

9. Please remove the brackets in this paragraph.
10. Please revise your disclosures to discuss the nature and amounts of the start-up costs the Company has incurred since it commenced operations.



Certain Related Transactions, page 33

11. We reissue comment 38. Please provide the information required by Item 404(d)(2) of Regulation S-B in this section.

Financial Statements

Auditor`s Report, page F-3
12. The auditor`s report included in your Form SB-2/A does not contain the name of your independent public accountant and does not appear to be signed, as denoted by an appropriate "signature symbol".
Please amend your document to comply with Rule 302(a) of Regulation
S-T and Note 2 to Item 310 of Regulation S-B.
13. In addition, we note that the audit report filed in your Form
SB-
2/A only covers the balance sheet at February 28, 2005 and the statement of operations, changes in stockholders` equity, and cash flows for the four months then ended. Please revise your document to include a report of the independent auditor which covers the Company`s results of operations, cash flows and changes in stockholders` equity for each of the two fiscal years preceding the date of the audited balance sheet (or such shorter period that your company has been in business). Refer to the requirements of Item 310(a) of Regulation S-B.

Statement of Operations and Deficit, page F-4

Statement of Stockholder`s Equity, page F-6
14. Please revise your Statement of Operations and Deficit and Statement of Stockholder`s Equity to state "Four months ended
February 28, 2005," which is reflective of the period from October 31, 2004 to February 28, 2005.

Note 3.  Nature Resource Properties and Related Exploration, page
F-
10
15. Please revise the disclosure in Note 3 and in MD&A to disclose the amounts you are required to pay to fulfill conditions required under the Mineral Laws of Canada and explain where any payments made are reflected in your statement of operations.

Note 5.  Related Party Transactions, page F-10
16. We have reviewed the related party footnote in your Form SB-
2/A
and we do not believe that you have complied with our previously issued comment number 44. Please expand the disclosures in this footnote to your financial statements to discuss the control relationship your company`s president holds both before and after the planned offering, as a result of ownership of a majority of your company`s outstanding common shares. Please refer to the requirements of paragraph 2 of SFAS No. 57.

Exhibit 23.1 Consent of Independent Auditor
17. We note that the consent included in your Form SB-2/A indicates that your audit report dated April 14, 2005 covers the period June 7,
2004 to February 28, 2005, when your audit report dated April 14, 2005 only covers the four month period ended February 28, 2005.
In
your amendment, please provide a currently dated consent from the independent public accountant, which consents to the use of the independent auditor`s report for each audited period included within your Form SB-2/A.

Updated Financial Statements
18. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

Signatures

19. We reissue comment 47. The registration statement must be signed by the controller or principal accounting officer as well as the principal executive officer, the principal financial officer, and by at least a majority of the board of directors of the registrant. Please revise to indicate that Mr. Sharan is signing the registration statement in the capacity of controller or principal accounting officer.

Exhibit 5.1

20. Please revise the legal opinion to account for the shares to be sold by selling shareholders as already duly authorized, fully paid and non-assessable.

Engineering Comments

General
21. In that you are an exploration stage company as defined by Industry Guide 7, replace the term "mining" with the term
"exploration", "mineral" or another appropriate term throughout the document.

Risk Factor, page 9
22. You state that you are a "development stage company" which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies may not call themselves "development stage companies." See http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled "Issues in the Extractive Industry." Remove the usage of "development stage company" in the first paragraph on page 9, and any where else in the document.

Current Project, page 23
23. Unless you can provide evidence that sphalerite, chalcopyrite, magnetite and pyrite/pyrrotites are found on your property, revise your sentence to indicate that you have no direct evidence of the existence of these minerals on your property, or remove the sentence.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


*****

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Linda Cvrkel, Branch Chief, at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.
If you have questions regarding the engineering comments, please contact R. L. Baer, Mining Engineer at (202) 551-3705. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.


      Sincerely,



      Max A. Webb
      Assistant Director



cc:	Via Facsimile (801)364-6500
	James N. Barber, Esq.



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Puneet Sharat
Boulder Creek Explorations, Inc.
May 26, 2005
Page 6